EXHIBIT 99.3

SIGNAL POINT HOLDINGS CORP.

AMENDMENT NO. 1
TO THE
CERTIFICATE OF DESIGNATIONS
OF THE
NON-VOTING, NON-CONVERTIBLE
SERIES A
PREFERRED STOCK

Pursuant to Section 151 of the General
Corporation Law of the State of Delaware

SIGNAL POINT HOLDINGS CORP., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that the following resolution was duly adopted by the Board of Directors and the holder of more than two-thirds (66 2/3%)  of the outstanding shares of Common Stock (the “Majority Shareholder”) of the Corporation on December 19th, 2013:

RESOLVED, that the Certificate of Designation for the Series A Preferred Stock, previously filed with the Delaware Secretary of State on December 17, 2012 is here amended as described below.

1.           Section 2(a) is hereby deleted and replace by the following:

“(a)           Dividends payable on the shares of Series A Preferred Stock shall be an aggregate amount equal to one percent (1%) of the aggregate gross revenues per month    ( But Not Less than $50,000 per Month) of the Corporation and any of its consolidated subsidiaries, joint ventures, partnerships, licensing arrangements, including, but not limited to, all realized and recorded revenue as determined in accordance with U.S. generally accepted accounting principles, payable through the period ending December 31, 2021 (the “Dividend Period”).  Such dividends shall be cumulative on each share of Series A Preferred Stock during the Dividend Period and shall be payable monthly in cash, based on the prior month’s (or portion thereof for the first and last month of the Dividend Period) estimated gross revenues.  The dividend shall be payable 15 business days after the end of the prior month and adjusted up or down based on the Corporation’s actual financial statements reported on a quarterly basis. Except as may be provided by the Delaware General Corporation Law or other applicable law, the Sole Director of the Corporation or Board of Directors shall (i) declare such dividends on a monthly basis and, (ii) irrevocably authorize this payment with said payment commencing as of October 15th, 2012, and every 15th business day following the end of each month thereafter during the Dividend Period, subject to adjustments as described above. The dividend shall be payable to holders of record of shares of the Series A Preferred Stock as they appear on the stock register of the Corporation on such record date, not exceeding ten days nor less than five days preceding the payment date thereof. “

2.           Section 6 is hereby amended to delete the reference to “August 10, 2020” and shall be replaced by December 31, 2021.

3.           Except as expressly amended herein, the terms of Series A Certificate of Designation shall remain in full force and effect.

IN WITNESS WHEREOF, Signal Point Holdings Corp., has caused this Certificate of Designations to be signed by Robert DePalo, its Chief Executive Officer, this 19th day of December, 2013.

    SIGNAL POINT HOLDINGS CORP.

By: /s/   Robert DePalo
Name:   Robert DePalo
Title:     Chief Executive Officer